EXHIBIT (a)(1)(H)

                             [Publicis Groupe Logo]

                                 Press Release

                                                        Paris, February 15, 2006

         SUCCESSFUL CONCLUSION TO PUBLICIS' TENDER OFFER FOR ITS EQUITY
           WARRANTS, WITH PRELIMINARY ESTIMATES SHOWING ALMOST 80% OF
                               WARRANTS TENDERED

Preliminary results provided by the registrar for the registered securities of Publicis Groupe indicate that almost 80% of the outstanding equity warrants have been tendered into Publicis Groupe's tender offer, which Publicis Groupe views as a very satisfactory result.

The offer closed at 6 pm Paris time (12 noon, New York time) on February 14. The final results of the offer will be announced by the AUTORITE DES MARCHES FINANCIERS, the French securities commission or AMF, on February 21, 2006. Approximately 99% of the warrants were held in registered form.

The price offered in the Publicis Groupe tender offer was EUR 9 per warrant. and was for all outstanding warrants (27,709,748 remained outstanding prior to completion of the offer out of a total of 28,125,000 warrants initially issued). The warrants were issued in connection with the Bcom3 merger.

Publicis Groupe is expected to pay in the aggregate approximately EUR 200 million, to be paid out of cash, in connection with payment for all tendered warrants. Payment for the tendered warrants is expected to occur on or about on February 23.

The transaction will eliminate approximately 22 million potential ordinary shares which would have been issuable upon exercise of the tendered warrants. Together with the previous redemption of the bulk of 2018 Oceane convertible bonds, this means that an aggregate of approximately 34.6 million potential ordinary shares which would have been issuable in connection with these securities will have been eliminated since Publicis began certain actions to simplify its balance sheet.

The first step in this direction was taken in September 2004, when credit-linked notes acquired in 2003 were sold and the bond component of the bonds with attached equity warrants (OBSA), which represented an aggregate amount of EUR 858 million at issuance, were redeemed. This was followed in January 2005 by the early redemption of 62% of the nominal amount of 2018 Oceane convertible bonds for an aggregate of EUR 464 million. Finally, on January 18, 2006, holders of 2018 Oceane convertible bonds had the opportunity to exercise a put option on their bonds as provided for in the issuing contract, and 1.1 million bonds were so presented, with an aggregate cost to Publicis Groupe, including accrued interests and expenses, of EUR 49 million.

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The Group's financial strategy has been focused on priorities that include:

Debt reduction: the company views results achieved to date as very satisfactory and efforts will continue in the future.

Maintenance of an appropriate level of liquidity and a steady schedule of debt maturity dates, thereby helping to maintain a stable capital structure.

Gradual reduction of the potential for dilution [of net income per share] resulting from equity-linked instruments, an objective the achievement of which has significantly been enhanced with the tender offer for the warrants.

Retirement of the complex financial instruments used to finance the major acquisitions that have transformed the Group.


Jean-Michel Etienne, Chief Financial Officer of Publicis Groupe, commented:
"WE HAVE TURNED A DECISIVE PAGE IN THE PROCESS OF BALANCE SHEET SIMPLIFICATION, AND WE CAN ONLY BE DELIGHTED WITH THE MARKET'S RESPONSE. SECURITIES WITH POTENTIAL FOR DILUTION NOW CARRY SIGNIFICANTLY LESS WEIGHT ON OUR BALANCE SHEET AND, AS A RESULT, CALCULATION OF OUR FULLY DILUTED EARNINGS PER SHARE IS MUCH SIMPLER."


Appendix


SHARES IN CIRCULATION AT DECEMBER 31, 2005

Capital stock: 197,109,010
Treasury shares: (13,039,764)
Bonds redeemable in new or existing shares (ORANES): 26,556,193
Number of shares factored into calculation of basic EPS: 210,625,439

SECURITIES WITH POTENTIAL FOR DILUTION (excluding stock options) at FEBRUARY 15,
        2006
2008 Oceane convertible bonds: 23,172,413
2018 Oceane convertible bonds (residual quantity): 5,484,334
Equity warrants (residual quantity): below 6 million

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PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. The use of the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this press release are intended to identify those statements as forward looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than in connection with applicable securities laws, Publicis undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events. Publicis urges you to review and consider the various disclosures it made concerning the factors that may affect its business carefully, including the disclosures made under the heading "Risk Factors" and "Forward-Looking Statements" in documents Publicis has filed with the U.S. Securities and Exchange Commission.

CONTACTS :

PIERRE BENAICH, INVESTOR RELATIONS +33 1 4443 6500

EVE MAGNANT, CORPORATE COMMUNICATIONS +33 1 4443 7025